FORM 6-K/A

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Special
	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of March 2002 (March 22, 2002)

THE NEWS CORPORATION LIMITED
	(Name of Registrant)



2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


This Special Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-46196, 33-50222, 33-62008, 33-71446, 33-81272, 33-86358,
33-89584, 33-90188, 33-91626, 33-94866, 333-4962, 333-6188,
333-6190, 333-6324, 333-6896, 333-7466, 333-8744, 333-9112,
333-9114, 333-9204, 333-9206, 333-9530, 333-10168, 333-10338.
333-10624 and 333-13556 filed by the Registrant under the Securities Act of 1933.















In this Report on Form 6-K/A, the undersigned Registrant hereby amends its Report on Form 6-K for the month of March 2002 (March 22, 2002) by attaching hereto as Exhibit A a press release of The News Corporation Limited dated March 12, 2002.



























































SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	March 22, 2002			By:	/s/ Arthur M. Siskind
                                                Arthur M. Siskind
                                                Director

















































EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release by The News Corporation Limited.		6
























































EXHIBIT A


News America Incorporated Completes Tender For
$500,000,000 Of 8 5/8% Senior Notes Due 2003


New York, NY, March 12, 2002: News America Incorporated completed its previously announced offer to purchase for cash any and all of its outstanding $500,000,000 aggregate principal amount of 8 5/8% Senior Notes Due 2003 (the "Notes"). Approximately 92% of the Notes were tendered and accepted for payment by News America. The tender offer commenced at 9:00 a.m. March 4, 2002 and expired at 5:00 p.m., New York City time, on March 11, 2002. Salomon Smith Barney and JPMorgan acted as dealer managers for the tender offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Notes.

The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP;
LSE: NEWCP) is one of the world's largest media companies with total assets as of December 31, 2001 of approximately US$47 billion and total annual revenues of approximately US$14 billion. News Corporation's diversified global operations in the United States, Canada, continental Europe, the United Kingdom, Australia, Latin America and the Pacific Basin include the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of popular on-line programming.

For more information about News Corporation, please visit www.newscorp.com